UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

BLUEGREEN CORPORATION
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

096231105
(CUSIP Number)

Central Florida Investments, Inc.
5601 Windhover Drive
Orlando, FL 32819
(407) 351-3350
Attn: Thomas F. Dugan

with copies to:

Michael E. Marder, Esq.
Greenspoon Marder, P.A.
201 E. Pine Street, Suite 500
Orlando, FL  32801
Phone: (407) 425-6559

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-l(f) or 13d-l(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS Central Florida Investments, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNEDBY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,072,096
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,072,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,072,096
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.87%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS David A. Siegel Revocable Trust. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNEDBY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,072,096
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,072,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,072,096
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.87%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS David A. Siegel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNEDBY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,072,096
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,072,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,072,096
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.87%
14	TYPE OF REPORTING PERSON IN

The statement on Schedule 13D filed on July 20, 2006, relating to the common stock, $0.01 par value per share (the "Common Stock"), as amended by Amendment No. 1 to the Schedule 13D filed on August 10, 2006, by Amendment No. 2 to the Schedule 13D filed on August 22, 2006, by Amendment No. 3 to the Schedule 13D filed on September 19, 2006, by Amendment No. 4 to the Schedule 13D filed on October 17, 2006, by Amendment No. 5 to the Schedule 13D filed on February 19, 2007, by Amendment No. 6 to the Schedule 13D filed on May 21, 2007, by Amendment No. 7 to the Schedule 13D filed on October 22, 2007, by Amendment No. 8 to the Schedule 13D filed on December 5, 2007 (the "Schedule D"), is hereby amended as set forth below by this Amendment No. 9 to the Schedule 13D (this "Amendment"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule D.

Item 4. Purpose of Transaction

On July 27, 2006, the Issuer announced in a press release that it had declared a dividend distribution of one preferred share purchase right on each outstanding share of Common Stock in response to the filing by the Reporting Persons of the Schedule 13D. The specific terms of the rights are contained in a Rights Agreement, dated July 27, 2006 (the “Rights Plan”). On July 27, 2006, the Issuer filed a claim in the U.S. District Court for the Southern District of Florida against the Reporting Persons seeking, among other things, a declaratory judgment from the court that the board of directors of the Issuer acted appropriately in adopting the Rights Plan (the “Litigation”). The effect of the Rights Plan is to cause any person or group that acquires beneficial ownership of 15% or more of the Common Stock, subject to certain exceptions, to suffer significant dilution of its shareholdings in the Issuer. In particular, the Rights Plan imposes such penalty on any person or group that acquires beneficial ownership of 15% or more of the Common Stock as a result of third parties exercising contractual rights that existed as of the date of the adoption of the Rights Plan, unless such person or group sells a sufficient number of shares of Common Stock to reduce its holdings below 15% within 60 days of acquiring such Common Stock. Because a sufficient number of Puts were exercised by third parties, the Reporting Persons have acquired 31.5% of the Common Stock. Under the terms of the Rights Plan, the Reporting Persons would be forced to sell a sufficient number of shares of Common Stock to reduce their holdings below such 15% threshold within the 60-day period to avoid the significant dilutive effects of the Rights Plan.

On October 16, 2006, the Reporting Persons, the Issuer and the Issuer’s board of directors executed a Stipulation and Order (the “Settlement Agreement”) which settled the Litigation and was attached as Exhibit B to Amendment No. 4 to the Schedule 13D filed on October 17, 2006. As part of the Settlement Agreement, the Reporting Persons agreed to divest their beneficial ownership in at least 5,383,554 shares of the Common Stock within one year from October 16, 2006 and further agreed to divest fully their beneficial ownership in all of their remaining holdings of the Common Stock within two years of October 16, 2006. Pursuant to the Settlement Agreement, the Issuer amended the Rights Plan so that the Reporting Persons are permitted to comply with the terms of the Settlement Agreement without suffering any of the Rights Plan’s dilutive effects. Consequently, the Reporting Persons have until October 16, 2007 to sell sufficient shares of Common Stock to reduce their beneficial ownership below the 15% threshold set forth in the Rights Plan and discussed above. Under the terms of the Settlement Agreement, the Reporting Persons may not sell or otherwise transfer in excess of 915,379 shares of Common Stock to any one person or group (including any affiliates of such person or group). Furthermore, the Settlement Agreement provides that until such time as the Reporting Persons are fully divested of their beneficial ownership of the Common Stock, the Reporting Persons must vote all of the Shares as recommended by the Issuer’s board of directors and have granted a proxy to two of the Issuer’s directors to vote the Shares at every annual, special or adjourned meeting or grant a consent or approval in respect of its Shares in favor of any matter presented to the stockholders of the Issuer. Moreover, under the Settlement Agreement, the Reporting Persons are subject to a “standstill agreement” pursuant to which, among other things, they are not permitted to acquire any additional shares of Common Stock or seek to control or influence the management, board of directors or policies of the Issuer.

On May 21, 2007, the Reporting Persons and the Issuer executed an Amendment to Stipulation and Order (the "Amendment") which amends the Settlement Agreement and is attached as Exhibit C. The Amendment provides that the Reporting Persons agreed to divest their beneficial ownership in at least 1,112,000 shares of the Common Stock within one year from October 16, 2006, and in at least 4,260,198 shares of the Common Stock from October 17, 2007 through October 16, 2008, and to divest fully their beneficial ownership in all of their remaining holdings of the Common Stock within three years of October 16, 2006. The Reporting Persons also acknowledged in the Amendment that the Rights Plan was amended to reduce from 15% to 10% the threshold at which the beneficial ownership of shares of Common Stock would cause the acquirer of such Common Stock to become an Acquiring Person under the Rights Plan.

On October 15, 2007, the Reporting Persons and the Issuer executed a Second Amendment to Stipulation and Order (the " 2nd Amendment") which amends the Settlement Agreement, as previously amended, and is attached as Exhibit D. The 2ndAmendment extends the time in which the Reporting Person have to fully divert their beneficial ownership in at least 1,112,000 shares of the Common Stock from October 16, 2007 to April 16, 2008.  The remaining dates previously agreed to in the Amendment remain unchanged so that the Reporting Persons agree to fully divest their beneficial ownership in at least 4,260,198 shares of the Common Stock from October 17, 2007 through October 16, 2008, and to divest fully their beneficial ownership in all of their remaining holdings of the Common Stock within three years of October 16, 2006.

The Reporting Persons intend to comply with their contractual obligations arising out of the Settlement Agreement, as defined and disclosed in Amendment No. 4 to the Schedule D filed on October 17, 2006, and Amendment No. 7 filed on October 22, 2007, the Amendment, and the 2nd Amendment. In furtherance thereof, the Reporting Persons have sold Shares and call option contracts in order to facilitate such sales.

Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a-b) Set forth in the table below are the number and percentages of shares of Common Stock beneficially owned by each Reporting Person as of October 15, 2007:

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned (1)
Reporting Persons	0	8,072,096	8,072,096	25.87%
Central Florida Investments, Inc.(2)	0	8,072,096	8,072,096	25.87%
David A. Siegel(3)	0	8,072,096	8,072,096	25.87%
David A. Siegel Revocable Trust(4)	0	8,072,096	8,072,096	25.87%

(1)
The percentages of Common Stock indicated in this table are based on the 31,201,528 shares of Common Stock outstanding as of  November 1, 2007, as disclosed on the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission.

(2)	CFI beneficially owns all of the Shares because it is the owner of record of the CFI Shares and because it is controlled by the Siegel Trust and Mr. Siegel.

(3)	Mr. Siegel beneficially owns all of the Shares because he is the sole trustee of the Siegel Trust, which owns all of the voting stock of CFI.

(4)	The Siegel Trust beneficially owns all of the Shares because it owns all of the voting stock of CFI and because Mr. Siegel is the sole trustee and a beneficiary of the Siegel Trust.

(c)
Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 8 to the Schedule 13D is set forth in Schedule K hereto and is incorporation herein by reference. All of the put transactions listed on Schedule B, Schedule C, Schedule D, Schedule E, Schedule F, Schedule G, Schedule H, Schedule I, Schedule J, and Schedule K were exchange traded options written through brokers. All of the sales of Common Stock listed on Schedule D, Schedule G, Schedule H, and Schedule I, were sold through brokers and effected on the New York Stock Exchange.  All of the sales of Common Stock listed on Schedule J and Schedule K were sold privately, not through the New York Stock Exchange.

(d)
Dividends on the shares of Common Stock reported herein will be paid to CFI and/or Mr. Siegel as the record owner. No other person is known to have the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby restated as follows:

The information set forth, or incorporated by reference, in Item 4 is hereby incorporated by this reference in this Item 6.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set form on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Schedule A	Executive Officers and Directors of CFI*

Schedule B	List of the transactions in Issuer Common Stock that were effected by the Reporting Person during the sixty days prior to July 20, 2006**

Schedule C	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the last sixty days prior to August 10, 2006**

Schedule D	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the sixty days prior to August 22, 2006**

Schedule E	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D**

Schedule F	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D***

Schedule G	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D****

Schedule H	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D*****

Schedule I	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 6 to the Schedule 13D******

Schedule J	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 7 to the Schedule 13D*******

Schedule K	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 8 to the Schedule 13D

Exhibit A	Joint Filing Agreement*

Exhibit B	Stipulation and Order dated as of October 16, 2006***

Exhibit C	Amendment To Stipulation and Order dated as of May 21, 2007*****

Exhibit D	Second Amendment To Stipulation and Order dated as of October 15, 2007******

*	Previously filed with the Securities and Exchange Commission on July 20, 2006 as a schedule or exhibit to the Schedule 13D.
**	Previously filed with the Securities and Exchange Commission on September 19, 2006 as a schedule or exhibit to the Schedule 13D.
***	Previously filed with the Securities and Exchange Commission on October 17, 2006 as a schedule or exhibit to the Schedule 13D.
****	Previously filed with the Securities and Exchange Commission on February 19, 2007 as a schedule or exhibit to the Schedule 13D.
*****	Previously filed with the Securities and Exchange Commission on May 21, 2007 as a schedule or exhibit to the Schedule 13D.
******	Previously filed with the Securities and Exchange Commission on October 22, 2007 as a schedule or exhibit to the Schedule 13D.
*******	Previously filed with the Securities and Exchange Commission on December 5, 2007 as a schedule or exhibit to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2007
Central Florida Investments, Inc.

By:	/s/ David A. Siegel
Name:	David A. Siegel
Title:	President

David A. Siegel Revocable Trust

By:	/s/ David A. Siegel
Name:	David A. Siegel
Title:	Trustee

By:	/s/ David A. Siegel
David A. Siegel

SCHEDULE K

List of transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No.8  to the Schedule 13D

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share
12/10/2007	Central Florida Investments, Inc.	Sold Shares			42,000	$7.2536
12/11/2007	Central Florida Investments, Inc.	Sold Shares			27,400	$7.2572
12/12/2007	Central Florida Investments, Inc.	Sold Shares			22,100	$7.1197
12/26/2007	Central Florida Investments, Inc.	Sold Shares			900,000	$6.32